# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): February 19**,** 2004

Commission file number: **1-07151**

# THE CLOROX COMPANY

(Exact name of Company as specified in its charter)

**Delaware**

(State or other
jurisdiction of
incorporation or
organization)

| **1-07151** | **31-0595760** |
|---|---|
| (Commission File Number) | (I.R.S. Employer Idenfification No.) |

**1221 Broadway, Oakland, California 94612-1888**
(Address of principal executive offices)    (Zip code)

**(510) 271-7000**
(Registrant's telephone number, including area code)

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS

(a)    Not applicable.

(b)    Not applicable.

(c)    Exhibits.

A copy of the notice sent to  Directors  and Section 16 Officers is attached as Exhibit 99.1 incorporated  herein by reference.

ITEM 11. TEMPORARY SUSPENSION OF TRADING UNDER REGISTRANT'S EMPLOYEE BENEFIT PLANS

On February 19, 2004, The Clorox Company (the "Company") received the notice required under Section 101(i)(2)(E) of the Employment Retirement Income Security Act of 1974 with regard to blackout periods under The Clorox Company 401(k) Plan (formerly known as The Clorox Company Employee Retirement Investment Plan (ERIP) (the "Plan") indicating that the Plan will be converting its record keeper, service provider, and plan administrator from Putnam Investments to T. Rowe Price Associates.  In order to effectuate this change, individuals covered by the Plan will be unable to direct or diversify investments in the Plan, including purchases or sales of the common stock of the Company, during a time period that will begin at 3:00 p.m. Eastern Time on March 25, 2004 and is expected to end at 9:00 a.m. Eastern Time on April 5, 2004 (the "Blackout Period").  In addition, no loans or distributions from the Plan will be permitted during the Blackout Period.

On February 19, 2004, the Company sent a notice to its directors and officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, restricting them from trading in Company common stock during the Blackout Period.  A copy of the notice sent to directors and executive officers is attached as Exhibit 99.1 hereto and is incorporated by reference.

The person designated by the Company to respond to inquiries about the Blackout Period is Ms. Cheryl Ulery, Benefits Management Department, The Clorox Company, 1221 Broadway, 7th Floor, Oakland, CA 94612, telephone: 1-800-322-2802 x7003.  During the Blackout Period a security holder or other interested person may obtain, without charge, the actual beginning and expected ending dates of the Blackout Period by sending an inquiry to Ms. Ulery.  For a period of two years after the ending date of the Blackout Period, a security holder or other interested person may obtain, without charge, the actual beginning and ending dates of the Blackout Period by sending an inquiry to Benefits Manager, Benefits Management Department, The Clorox Company, 1221 Broadway, 7th Floor, Oakland, CA 94612.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date:  February 20, 2004

By:  /s/ PETER D. BEWLEY
Peter D. Bewley
Senior Vice President – General Counsel
and Secretary